UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	September	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Atlatsa Announces a Restructure Plan for Bokoni Platinum Mine, dated September 16, 2015.

Document 1

ATLATSA ANNOUNCES A RESTRUCTURE PLAN FOR BOKONI PLATINUM MINE

September 16, 2015 – Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; JSE: ATL) advises that it, together with its joint venture partner, Anglo American Platinum Limited, has determined to implement a restructure plan at Bokoni Platinum Mine Proprietary Limited (“Bokoni Mine”).

Bokoni Mine remains in development with its key Middelpunt Hill UG2 and Brakfontein Merensky underground operations estimated to achieve steady state production by the fourth quarter of 2016 and by 2019, respectively. Given various operational and market related challenges experienced during the ramp up phase of the two operations, Bokoni Mine has had to ensure that its older, higher cost Merensky operations at the Vertical and UM2 shafts remained operational for longer than originally contemplated, a position which is no longer sustainable in light of limited available ore reserves remaining at these shaft operations and continued depressed Platinum Group Metal (“PGM”) prices.

To ensure the future sustainability of Bokoni Mine, the Company has had to implement an operational and financial restructure plan at Bokoni Mine (the “Restructure Plan”). The primary objective of the Restructure Plan is to enable Bokoni Mine to endure a prolonged period of depressed PGM commodity prices, by reducing its existing cost structure and increasing production volumes of higher grade ore from underground operations.

Implementation of the Restructure Plan at Bokoni Mine is anticipated to result in:
•	the older, high cost UM2 and Vertical Merensky shaft operations being placed on care and maintenance;
•	continued ramp up of the Middelpunt Hill UG2 and Brakfontein Merensky development shafts to steady state production of 60,000 tpm by the fourth quarter of 2016 and 100,000 tpm by 2019, respectively;
•	continued mining at the Klipfontein Merensky open cast operation as a mill gap filler during ramp up of the underground operations;
•	significant reduction in labour overheads; and
•	reduction in Bokoni Mine’s unit cost of production.

Bokoni Mine has issued a Section 189 (3) notice to relevant parties pursuant to Section 189A of the South African Labour Relations Act, 66 of 1995 (“LRA”), for the commencement of a consultation process on the contemplated retrenchments of certain of its employees based on operational requirements.

In an effort to reduce the potential impact of the Restructure Plan, Bokoni Mine will propose offering voluntary severance and early retirement packages and also plans to introduce comprehensive support measures to mitigate the impact of the proposed restructuring on affected employees.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	One Capital Sponsor Services Proprietary Limited
Prudence Lebina, Head: Investor Relations	Charmane Russell	Kathy Saunders / Taryn Carter
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 550 5010
Email: prudencel@atlatsa.com	Mobile: +27 82 372 5816	Email: kathy@onecapital.co.za

The 60 day consultation process associated with the Restructure Plan as contemplated in the LRA is anticipated to end on 16 November 2015.

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

Cautionary note regarding forward-looking information

This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements in this news release include statements with respect to the implementation of the Restructure Plan and the Company's beliefs and expectations regarding the process and outcome of the Restructure Plan. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Company will be able to renegotiate the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” of the MD&A and under Note 2 “Going Concern” of the Consolidated Financial Statements (“Letter of Support”); the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•	uncertainties related to the Company’s ability to satisfy the terms and conditions contained in the Letter of Support;
•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;
•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;
•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to continued availability of capital and financing;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate;
•	the effect of HIV/AIDS on labour force availability and turnover; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	September 17, 2015	By:	/s/ Harold Motaung
Name: Harold Motaung Title: Chief Executive Officer